SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

  400 – 4 Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES
Exhibit 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: April 8, 2003	By:	/s/ “H.W. LEMIEUX”

Name: H.W. Lemieux
Title: Vice President

	By:	/s/ “J.M. COULL”

Name: J.M. Coull
Title: Assistant Secretary